Exhibit 4.263

PARENT GUARANTEE

TO:
BNY TRUST COMPANY OF CANADA, in its capacity as indenture trustee (together with its successors and permitted assigns in such capacity, the “Indenture Trustee”) under a trust indenture dated as of the date hereof (such trust indenture as it may be amended, restated, supplemented or otherwise modified from time to time, the “Indenture”);

WHEREAS Dollar Thrifty Automotive Group Canada Inc. (together with its successors and assigns, “DTAG Canada”) and 2240919 Ontario Inc. have entered into a sixth amended and restated limited partnership agreement made as of the date hereof relating to TCL Funding Limited Partnership;

AND WHEREAS 2232560 Ontario Inc. and TCL Funding Limited Partnership (together with its successors and assigns, “Funding LP”) have entered into a third amended and restated limited partnership agreement made as of the date hereof relating to DTGC Car Rental Limited Partnership (together with its successors and assigns “Rental LP”);

AND WHEREAS Funding LP, Rental LP, and the Indenture Trustee have entered into the Indenture;

AND WHEREAS, pursuant to the terms of the Indenture, Funding LP has agreed to perform certain duties and obligations of the Servicer as prescribed therein and in certain other Transaction Documents and DTAG Canada has agreed to perform all of such duties and obligations of the Servicer in its capacity as a general partner of Funding LP;

AND WHEREAS Dollar Thrifty Automotive Group, Inc. (together with its successors and permitted assigns, the “Guarantor”) has agreed to provide this Guarantee on the terms and conditions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the Indenture Trustee entering into the Indenture and for other consideration (the receipt and sufficiency of which are acknowledged), the Guarantor agrees with the Indenture Trustee for the benefit of the Noteholders and the other Secured Parties as follows:

1.    Definitions.

(a)	In this Guarantee:

“Event of Default” shall have the meaning ascribed thereto in section 13;

“Guarantee” means this guarantee as amended, supplemented, modified, restated or replaced from time to time in accordance with the terms hereof;

“Guarantor Financial Statements” means the audited consolidated balance sheet of the Guarantor and its consolidated subsidiaries as at December 31, 2010 and the consolidated statements of income, stockholders' equity and cash flows of the Guarantor and its consolidated subsidiaries for the year ended December 31, 2010 and, if available, the unaudited balance sheet of the Guarantor as at September 30, 2011 and the statements of income and cash flows for the nine month period ending September 30, 2011;

“Guarantor's Obligations” means all, and any part, of the performance guarantees, indemnities, covenants, obligations and other liabilities of the Guarantor to the Indenture Trustee under this Guarantee; and

“Servicer Obligations” means, existing and future non-monetary obligations of any kind of Funding LP or DTAG Canada, whether in its capacity as general partner of Funding LP or in its individual capacity, to the Indenture Trustee or any Noteholder under those sections of the Transaction Documents listed in Schedule A annexed hereto, whether direct or indirect, absolute or contingent, matured or not.  For greater certainty, nothing in this Guarantee shall create or constitute (i) a monetary payment, reimbursement or financial obligation of any kind on the Guarantor provided that the foregoing shall not preclude the Indenture Trustee from suing for monetary damages in the event that the Guarantor fails to perform any Servicer Obligation pursuant to the terms hereof, or (ii) an obligation of the Guarantor to perform any future obligations which any Replacement Servicer may owe to the Indenture Trustee from time to time.

(b)	Unless otherwise defined in subsection 1.1(a), all capitalized terms used in this Guarantee shall have the same meanings ascribed thereto in, or incorporated by reference in, the Indenture.

2.    Guarantee.  The Guarantor unconditionally and irrevocably guarantees in favour of the Indenture Trustee for the benefit of the Noteholders and the other Secured Parties the punctual performance of all of the Servicer Obligations. The Guarantor also agrees to pay all costs and expenses incurred by the Indenture Trustee or by any Noteholder referred to in Section 14 in enforcing the Indenture Trustee’s rights under this Guarantee, including the reasonable fees and disbursements of counsel for the Indenture Trustee or any such Noteholder incurred in connection with such enforcement.

3.    Guarantee Absolute. Subject to the provisions hereof, the liability of the Guarantor hereunder shall be absolute and unconditional irrespective of:

(a)
any amendment, release, discharge or waiver of or any consent to departure from or any extension of time, indulgence, compromise or dealing in respect of any of the Servicer Obligations or the Transaction Documents;

(b)	any change in the control, name, objects, capital, constating documents or by-laws of DTAG Canada or Funding LP;

(c)	the invalidity, unenforceability, irregularity, informality or illegality, in whole or in part, of the Servicer Obligations or Transaction Documents;

(d)	any amalgamation, merger or reorganization of DTAG Canada or Funding LP;

(e)	the bankruptcy, winding-up, liquidation or dissolution of DTAG Canada or Funding LP; or

(f)
any other circumstance whatsoever, whether similar or not to the foregoing, which might in any manner or to any extent (A) vary the risk of the Guarantor, (B) constitute a legal or equitable release or discharge of the Guarantor, or (C) otherwise diminish the liability of the Guarantor hereunder.

The Indenture Trustee shall not be concerned to see or to inquire into the powers of DTAG Canada or Funding LP to enter into the Transaction Documents or to perform their obligations thereunder and the Servicer Obligations are hereby guaranteed notwithstanding that it shall have been in excess of the powers of DTAG Canada or Funding LP to enter into the Transaction Documents or to perform their obligations thereunder or that DTAG Canada or Funding LP shall be the subject of any incapacity, disability or lack or limitation of status in respect thereof. The Servicer Obligations are hereby guaranteed notwithstanding any incapacity, disability or lack or limitation of status or power of DTAG Canada or Funding LP to enter into the Transaction Documents or to perform their obligations thereunder.

4.    Dealings with DTAG Canada and Others. The Indenture Trustee may, without giving notice to or obtaining the consent of the Guarantor:

(a)	grant extensions of time and other indulgences;

(b)	take and give up security interests;

(c)	accept compositions;

(d)	grant releases and discharges, whether full, partial, conditional or otherwise;

(e)	perfect, fail to perfect or fail to maintain the perfection of any security interests;

(f)	release any undertaking, property or assets charged by any security interests to third parties;

(g)	consent to or otherwise permit any assignment of DTAG Canada’s or Funding LP’s rights or obligations under the Transaction Documents;

(h)	assign or permit the assignment of its own, or those of any Secured Party, rights or obligations under the Transaction Documents in compliance with the Transaction Documents;

(i)	delay in taking any action or otherwise deal or fail to deal with DTAG Canada, Funding LP or others (including the Guarantor);

(j)	hold any monies received from DTAG Canada, Funding LP or others; or

(k)	apply such monies against such part of the Servicer Obligations and change any such application in whole or in part at any time and from time to time,

all as the Indenture Trustee may see fit, without prejudice to or in any way discharging or diminishing the Guarantor's Obligations, and no loss of or in respect of any other guarantees, indemnities or security interests received by the Indenture Trustee from any other persons in respect of the Servicer Obligations, whether occasioned through the fault of the Indenture Trustee or otherwise, shall in any way discharge or diminish the Guarantor's Obligations.

5.    Continuing Guarantee. This Guarantee is a continuing guarantee and shall apply to and secure the performance of any and all of the Servicer Obligations. This Guarantee may not be terminated by the Guarantor at any time.

6.    Performance by the Guarantor. Notwithstanding section 3, in honouring this Guarantee, the Guarantor shall be entitled to perform or satisfy any Servicer Obligation on the same terms and conditions and subject to the same rights and limitations as would have been applicable to the carrying out of such obligations by Funding LP under the Transaction Documents.

7.    Notice of Default. If Funding LP or DTAG Canada defaults in the performance of any of the Servicer Obligations and such default is continuing, the Indenture Trustee is entitled to require the Guarantor to honour this Guarantee by personally performing or causing to be performed such Servicer Obligations forthwith. The Indenture Trustee shall not be bound or obliged to pursue any remedy or exhaust its recourse against DTAG Canada, Funding LP or any other person or any securities in respect of such default before being entitled to require the Guarantor to honour this Guarantee in respect of such Servicer Obligations.

8.    Additional Guarantees. This Guarantee is in addition and without prejudice to any guarantees or securities of any kind (including guarantees whether or not in the same form as this Guarantee) now or hereafter held by the Indenture Trustee or any Secured Party in respect of the Servicer Obligations.

9.    No Waiver: Remedies. The Indenture Trustee shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies under this Guarantee and no waiver shall be valid unless it is in writing and signed by the Indenture Trustee, and then only to the extent therein set forth. A waiver by the Indenture Trustee of any right or remedy under this Guarantee on any one occasion shall not be construed as a bar to any right or remedy which the Indenture Trustee would otherwise  have on any future occasion. No failure to exercise nor any delay in exercising on the part of the Indenture Trustee any right, power or privilege under this Guarantee, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Guarantee preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided under this Guarantee are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by Applicable Law.

10.    Release and Discharge. Once all of the Guarantor's Obligations have been indefeasibly performed or satisfied, this Guarantee and the rights granted in it shall cease and be null and void, and the Indenture Trustee shall, at the request and at the expense of the Guarantor, execute and deliver to the Guarantor the documents required to release and discharge this Guarantee.

11.    Representations and Warranties of the Guarantor. The Guarantor represents and warrants to the Indenture Trustee on the date hereof, on the date of any issue of Notes or the date of any increase in the principal amount of Notes that:

(a)
Organization. The Guarantor is a corporation validly existing under the laws of the State of Delaware and has the corporate power to own or lease its property, to carry on its business as now being conducted by it and to enter into this Guarantee and to perform its obligations hereunder;

(b)
Authorization. This Guarantee has been duly authorized, executed and delivered by the Guarantor and is a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor by the Indenture Trustee in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to general principles of equity and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(c)
No Violation. The execution and delivery of this Guarantee by the Guarantor and the consummation of the transactions herein provided for will not result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Guarantor under (i) any Contract to which the Guarantor is a party or by which it is or its properties are bound, (ii) any provision of the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Guarantor, (iii) any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Guarantor, (iv) any licence, permit, approval, consent or. authorization held by the Guarantor necessary to the operation of the Guarantor's business, or (v) any Applicable Law, in the case of (i), (iii), (iv) or (v), which breach, violation, default, conflict or acceleration could reasonably be expected to have a material adverse effect on the ability of the Guarantor to carry out its obligations hereunder,

(d)
No Litigation. Etc. There are no actions, suits, proceedings or investigations commenced or, to the knowledge of the Guarantor after due inquiry, contemplated or threatened against or affecting the Guarantor at law or in equity before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic or foreign, of any kind, which in any case would prevent or hinder the consummation of the transactions contemplated by this Guarantee or which could reasonably be expected to have a material adverse effect on the ability of the Guarantor to carry out its obligations hereunder;

(e)
Guarantor Financial Statements. The Guarantor Financial Statements and those financial statements delivered in accordance with Section 12(e) below have been prepared in accordance with U.S. GAAP and present fairly, in all material respects, the consolidated financial condition, assets and liabilities of the Guarantor and its consolidated subsidiaries as at the respective dates of the Guarantor Financial Statements and the consolidated results of operations for the Guarantor and its consolidated subsidiaries for the respective periods covered by the Guarantor Financial Statements. As of the date hereof, there has been no material adverse change in the results of operations, financial position or condition of the Guarantor since the date of the most recent balance sheet forming part of the Guarantor Financial Statements;

(f)	Obligations and Liabilities. The Guarantor does not have any material obligations or liabilities of any kind whatsoever, whether accrued, contingent or otherwise, other than:

(i)	obligations or liabilities disclosed on, reflected in or provided for in the Guarantor Financial Statements; and

(ii)
obligations or liabilities incurred in the ordinary course of business of the Guarantor since December 31, 2010, none of which has been materially adverse to the nature of the Guarantor's business, results of operations, assets, financial position or condition;

(g)
Compliance with Applicable Laws. The Guarantor has conducted and is conducting its business in compliance with all Applicable Laws of each jurisdiction in which any material portion of its business is carried on and has all required licences, permits, registrations and qualifications under the laws of each such jurisdiction to carry on its business, except to the extent that failure to so conduct its business or to have such licences, permits, registrations or qualifications could not reasonably be expected to have a material adverse effect on the ability of the Guarantor to carry out its obligations hereunder;

(h)
Consents and Approvals. There is no requirement to make any filing with, give any notice to or to obtain a licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Guarantee. There is no requirement under any Contract to which the Guarantor is a party or by which it is bound to give any notice to, or to obtain the consent or approval of, a party to such Contract, relating to the consummation or transactions contemplated by this Guarantee;

(i)
Solvency, Etc. The Guarantor is not insolvent and has not (i) admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due, (ii) proposed a compromise or arrangement to its creditors, (iii) had any petition for a receiving order or bankruptcy filed against it, (iv) consented to have itself declared bankrupt or wound up, (v) consented to have a Receiver or trustee appointed over any part of its assets, (vi) had any encumbrancer take possession of any of its property, (vii) had any execution or distress become enforceable or become levied upon any of its property which could reasonably be expected to have a material adverse effect on the ability of the Guarantor to carry out its obligations hereunder, or (viii) had any unsatisfied judgment outstanding against it for more than 15 days which could reasonably be expected to have a material adverse effect on the ability of the Guarantor to carry out its obligations hereunder;

(j)	Ownership of DTAG Canada. The Guarantor, directly or indirectly, owns all of the issued and outstanding shares of DTAG Canada and DTAG Canada is the general partner of Funding LP; and

(k)
Accuracy of Information. Neither this Guarantee nor any document delivered by the Guarantor nor any certificate, report, statement or other document furnished by the Guarantor to the Indenture Trustee, any Noteholder or a Rating Agency in connection with the negotiation of this Guarantee (other than the Guarantor Financial Statements and other than any financial or business projections or forecasts) contains as of the date hereof, any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not materially misleading in light of the circumstances under which such information was furnished; and all financial or business projections or forecasts referenced above so provided have been prepared in good faith based upon assumptions which the Guarantor believes to be reasonable.

12.    Covenants of the Guarantor. The Guarantor covenants and agrees with the Indenture Trustee that:

(a)	Corporate Existence. The Guarantor shall maintain its corporate existence in good standing.

(b)
No Reconstruction, Reorganization, Etc. The Guarantor shall not carry out any transaction (whether by way of reconstruction, reorganization, arrangement, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of the undertaking, property and assets of the Guarantor becomes the property of any Person other than the Guarantor or, in the case of any amalgamation involving the Guarantor, of the continuing company resulting therefrom, unless all of the following conditions are met:

(i)	such other Person or continuing company is a body corporate (herein called the “Successor Corporation”);

(ii)
the Successor Corporation executes, prior to or contemporaneously with the consummation of such transaction, such agreements supplemental hereto and any other instruments as are satisfactory to the Indenture Trustee, acting reasonably, and, in the opinion of counsel to the Indenture Trustee, necessary or advisable to evidence the assumption by the Successor Corporation of all obligations and liabilities of the Person entering into such transaction;

(iii)
immediately after the consummation of such transaction, no condition or event shall exist which constitutes or which would, after the lapse of time or the giving of notice or both, constitute a default hereunder;

(iv)	such transaction is upon such terms as to preserve substantially and not to impair materially any of the rights or powers of the Indenture Trustee hereunder; and

(v)
the Indenture Trustee and each Rating Agency in respect of all outstanding Series of Notes have been provided not less than 10 Business Days prior written notice of the proposed transaction (or such shorter period as may be agreed upon by the Indenture Trustee and each Rating Agency).

(c)	Ownership of DTAG Canada. The Guarantor shall own, directly or indirectly, all of the shares of DTAG Canada and DTAG Canada shall be the general partner of Funding LP.

(d)	Notice of Defaults. The Guarantor shall promptly notify the Indenture Trustee and each Rating Agency of any defaults of which it is aware under this Guarantee or any of the Transaction Documents.

(e)
Guarantor Financial Statements. The Guarantor shall deliver to each Noteholder within 45 days of the end of the first three fiscal quarters of each fiscal period of the Guarantor commencing after March 31, 2012 a copy of the unaudited consolidated income and cash flow statements and the unaudited consolidated balance sheet of the Guarantor and its consolidated subsidiaries as at and for the period then ended and, as soon as available but no later than 90 days after the end of each fiscal year of the Guarantor commencing with the fiscal year ended December 31, 2011, a copy of the audited consolidated income and cash flow statements and the audited consolidated balance sheet of the Guarantor and its consolidated subsidiaries as at and for the period then ended.

13.    Events of Default. The occurrence or existence of any one or more of the following events or facts which is continuing (each an “Event of Default”), shall constitute an Event of Default under this Guarantee:

(a)
the failure by the Guarantor to perform or observe any Guarantor Obligation, provided that if such failure is capable of being remedied, such failure shall not constitute an Event of Default unless it remains unremedied for five Business Days after notice from the Indenture Trustee or any Noteholder;

(b)
the inaccuracy when made of a representation or warranty of the Guarantor hereunder in any material respect, provided that if such inaccuracy is capable of being remedied, then it shall not constitute an Event of Default unless it remains unremedied for five Business Days after notice from the Indenture Trustee or any Noteholder;

(c)
the Guarantor failing to pay when due any indebtedness (the “underlying obligation”) for a sum certain in excess of U.S. ten million dollars and such failure continuing for three Business Days after (i) written notice to the Guarantor from the party to whom the underlying obligation is owed if there is no grace period applicable to the underlying obligation or (ii) the expiry of any grace period applicable to the underlying obligation;

(d)
the Guarantor failing generally to pay its debts as they become due or admitting its inability to do so or making a general assignment for the benefit of creditors or being adjudicated a bankrupt or insolvent or seeking the protection of Insolvency Legislation; or

(e)
proceedings being taken by a third party against the Guarantor under Insolvency Legislation or a Receiver or trustee being appointed over, or execution being levied against, any material portion of the assets of the Guarantor, unless such proceedings are withdrawn or terminated with prejudice to the applicant within 60 days of having been commenced.

14.    Enforcement by Majority Holders. Rights of the Indenture Trustee under this Guarantee may be enforced directly by the Majority Holders of the Senior Notes of any Series.

15.    Guarantor to Investigate Financial Condition of DTAG Canada and Funding LP. The Guarantor acknowledges that it has fully informed itself about the financial condition of DTAG Canada and Funding LP and about the Servicer Obligations. The Guarantor assumes full responsibility for keeping fully informed of the financial condition of DTAG Canada and Funding LP and all other circumstances affecting the Guarantor's ability to perform its obligations hereunder, and agrees that neither the Indenture Trustee nor any Secured Party has any duty to report to the Guarantor any information which the Indenture Trustee or any Secured Party has or receives about the financial condition of DTAG Canada or Funding LP or any circumstances bearing on its ability to perform the Servicer Obligations.

16.    Termination. This Guarantee and the Guarantor's Obligations are irrevocable. The Guarantor may not terminate its liability in respect of any of the Servicer Obligations, including Servicer Obligations incurred in the future.

17.    Notices. Any notice, report, demand or other communication required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made for all purposes if delivered personally or transmitted by fax to the party or to an officer of the party to whom the same is directed, addressed as follows:

If to the Guarantor, addressed to it at:

Dollar Thrifty Automotive Group, Inc.
5330 E. 31st Street
P.O. Box 35985
Tulsa, OK 74135-0985

Attention:                  Senior Executive Vice President, Chief Financial Officer and Treasurer
Fax No.:                      (918) 669-2970

with a copy to:

Dollar Thrifty Automotive Group, Inc.
5330 E. 31st Street
P.O. Box 35985
Tulsa, OK 74135-0985

Attention:                  Legal Department
Fax No.:                      (918) 669-3046

If to the Indenture Trustee, addressed to it at:

BNY Trust Company of Canada
320 Bay Street
11th Floor
Toronto ON  M5H 4A6

Attention:                  George Bragg
    Vice President
Fax No.:                      (416) 360-1711

Any such notice that is given by personal delivery shall be deemed to have been received on the day of actual delivery thereof and any notice given by fax shall be deemed to have been received on the first Business Day after the transmittal thereof. The Indenture Trustee may change its address or fax number by giving written notice of such change to the Guarantor or the Guarantor may change its address or fax number by giving such notice thereof to the Indenture Trustee.

18.    Governing Law: Submission to Jurisdiction; Waiver of Immunities. This Guarantee shall be governed by and construed in accordance with the laws of the Province of Ontario and of Canada applicable therein and shall be treated in all respects as an Ontario contract. The Guarantor hereby irrevocably submits to the non-exclusive jurisdiction of any court sitting in the Province of Ontario in any action or proceeding arising out of or relating to this Guarantee and the Guarantor irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such Ontario court. The Guarantor hereby irrevocably waives, to the extent permitted by Applicable Law, the forum non conveniens defence to the maintenance of any such action or proceeding. The Guarantor agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this section 18 shall affect the right of the Indenture Trustee to serve legal process in any other manner permitted by Applicable Law or affect its right to bring any action or proceeding against the Guarantor or its property and assets in the courts of any other jurisdiction.

19.    Further Assurances. The Guarantor shall at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, transfers; assignments and assurances as the Indenture Trustee may reasonably require in order to give effect to the provisions of this Guarantee.

20.    Amendment in Writing. This Guarantee may only be amended or a term hereof waived by a written agreement signed by the Guarantor and the Indenture Trustee.  Any amendment or waiver hereunder shall not be effective until satisfaction of the Rating Agency Condition.

21.    Benefit and Binding Nature; Assignment. This Guarantee shall bind the Guarantor, its successors and permitted assigns and enure to the benefit of and be enforceable by the Indenture Trustee and its respective successors and permitted assigns. Neither the Indenture Trustee nor the Guarantor may assign any of its rights or obligations under this Guarantee without the prior written consent of the other.

22.    Confirmation. The Guarantor hereby confirms that it has been provided with and reviewed the Transaction Documents.

23.    Entire Agreement. This Guarantee constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Guarantee except as specifically set forth herein. The execution of this Guarantee has not been induced by, nor does the Guarantor rely upon or regard as material, any representations, warranties, conditions, other agreements or acknowledgements expressly made in this Guarantee, or the agreements and other documents to be delivered pursuant hereto.

24.    Waiver of Notice of Acceptance. The Guarantor waives notice of acceptance of this instrument.

25.    Subrogation. The Guarantor shall have no right to be subrogated to the rights of the Indenture Trustee under the Indenture in respect of the Guarantor’s performance under this Guarantee in respect of the Servicer Obligations until such time as all of the Servicer Obligations have been fully performed or satisfied. In case of the liquidation, dissolution, winding-up, insolvency or bankruptcy of Funding LP or DTAG Canada (whether voluntary or involuntary) or in the event that Funding LP or DTAG Canada shall make an arrangement or composition with its creditors, the Indenture Trustee shall have the right to rank in priority to the Guarantor for the Indenture Trustee’s and the Noteholders’ full claims in respect of the Guarantor’s Obligations not then satisfied.  If the Guarantor shall perform or satisfy any or all of the Servicer Obligations and all of the Guarantor’s Obligations shall have been performed or satisfied in full and upon payment in full of all Notes, the Indenture Trustee will, at the Guarantor’s request and expense, forthwith execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of any of the Indenture Trustee’s rights under the Indenture and the other Transaction Documents in respect of the Servicer Obligations performed or satisfied by the Guarantor.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee as of the 9th day of March, 2012.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
By:
Name:
Title:

SCHEDULE A

SERVICER OBLIGATIONS

Relevant Section Numbers of Transaction Documents:

I.	LP Agreement
3.2	Restrictions on Business
3.5	Title to Partnership Assets
4.1	Powers and Duties of Partners
4.2	General Partner: Rights, Power and Authority
4.5	Specific Duties of the General Partner
4.7	Restrictions upon General Partner

7.7	Partnership Records and Filings

II.	Indenture
6.1	Accounts
6.2	Deposits to Accounts
6.3	Investment of Funds in the Master Accounts and the VAT Account
7.1	Withdrawals from Master Vehicle Account
7.2	Allocation of Rental Revenues
7.3	Allocation of Proceeds of Disposition
13.1	Appointment of Servicer
13.2	General Duties and Covenants of Servicer
13.3	Insurance Obligations of the Servicer
13.4	Appointment of Servicer as Attorney-in-Fact

III.	Series 2012-1 Indenture Supplement
4.1	Withdrawals from Vehicle Accounts
4.2	Application of Amounts Deposited to Series 2012-1 Rental Account
4.3	Application of Amounts Deposited to Series 2012-1 Vehicle Account
5.5(a)	Estimation Report
5.5(b)	Settlement Report
5.5(c)	Fleet Reports

5.5(d)	Purchase Agreements
5.5(f)	Agreed Upon Procedures
5.8	Servicer Covenants

IV.	Series 2012-1 Note Purchase Agreement
2.4(a)	Payout Report
4.5	Covenants of DTAG Canada and Funding LP